Exhibit 99.3

Can-Fite Reports Q2 2026 Financial Results and Ongoing Clinical Progress Highlighting Longer-Than-Anticipated Overall Survival in Ongoing Pivotal Phase III Liver Cancer Study

RAMAT GAN, Israel, Sept. 08, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced clinical updates and financial results for H1 2026.

Advances in Clinical Programs

Pancreatic Cancer

Phase 2a study evaluating Namodenoson in patients with advanced pancreatic ductal adenocarcinoma achieved its primary safety endpoint and demonstrated durable overall survival outcomes. The open-label Phase IIa study enrolled 20 patients with advanced pancreatic ductal adenocarcinoma who had progressed following standard therapies. Fourteen patients received Namodenoson as third-line treatment, five as second-line treatment, and one as fourth-line treatment. Namodenoson was well tolerated. Overall survival findings identify a subset of heavily pretreated pancreatic cancer patients achieving prolonged survival despite receiving Namodenoson as third-line therapy. A Phase IIb study protocol which combines chemotherapy and Namodenoson is under development. An abstract highlighting the positive results has been accepted for poster presentation at the European Society for Medical Oncology (ESMO) Congress 2026.

Hepatocellular Carcinoma (HCC)

Blinded overall survival observed across the entire patient population in the Company’s ongoing pivotal Phase III study of Namodenoson in advanced hepatocellular carcinoma (HCC) appears longer than originally anticipated based on the assumptions underlying the study design. In view of the longer-than-anticipated survival observed in the study population, Can-Fite is evaluating an earlier timing for the study’s planned interim analysis.

Clinical Progress in Psoriasis

The Company completed enrolment of the first 247 patients in its pivotal Phase 3 study evaluating Piclidenoson for the treatment of moderate-to-severe plaque psoriasis. The study has now reached the pre-specified interim analysis stage under a protocol agreed with both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). The interim analysis will evaluate efficacy and safety data from the enrolled patients. Results are expected during Q1 2027.

Strengthening of Intellectual Property Portfolio

Can-Fite continued to expand its global intellectual property estate with multiple patent allowances across key territories, including Israel, Canada, Brazil, Australia and Japan, covering novel therapeutic uses of Namodenoson and Piclidenoson. These additions further strengthen the Company’s long-term commercial positioning and pipeline value.

Motti Farbstein Can-Fite’s CEO&CFO stated: “The first half of 2026 was marked by meaningful progress across our clinical programs. We are particularly encouraged by the longer-than-anticipated overall survival observed to date in our ongoing pivotal Phase III liver cancer study, while recognizing that the study remains blinded. In parallel, the durable survival outcomes observed in heavily pretreated pancreatic cancer patients and the advancement of our pivotal psoriasis study to its interim analysis stage further strengthen our clinical pipeline. We remain focused on disciplined execution of these late-stage programs and on advancing Namodenoson and Piclidenoson toward important clinical and regulatory milestones.”

Financial Results

Revenues

Revenues for the six months ended June 30, 2026 were $0.20 million compared to $0.20 million for the six months ended June 30, 2025. Revenues for the six months ended June 30, 2026 and for the six months ended June 30, 2026 comprise of a portion of advance payments received under our existing out-licensing agreements with Cipher, CKD Gebro and Ewopharma.

Research and development expenses

Research and development expenses for the six months ended June 30, 2026 were $3.45 million, an increase of $0.42 million, or 13.86%, compared to $3.03 million for the six months ended June 30, 2025. Research and development expenses for the first half of 2026 comprised primarily of expenses associated with the ongoing of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The increase is primarily due to acceleration in expenses associated with both the Namodenoson and Piclidenoson programs.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2026 were $1.42 million, a decrease of $0.65 million, or 31.40%, compared to $2.07 million for the six months ended June 30, 2025. The decrease is primarily due to lower investors relations expenses. We expect that general and administrative expenses will remain at the same level through 2026.

Financial income, net

Financial income, net for the six months ended June 30, 2026 was $0.08 million compared to $0.02 million for the six months ended June 30, 2025. The increase in financial income, net was mainly due to higher interest income from bank deposits.

Net loss for the six months period ended June 30, 2026 was $4.60 million compared with a net loss of $4.87 million for the six months period ended June 30, 2025 . The decrease in net loss for the six months period ended June 30, 2026 was primarily attributable to a decrease in general and administrative expenses which was offset by an increase in research and development expenses.

As of June 30, 2026, Can-Fite had cash and cash equivalents and short term deposits of $7.03 million as compared to $8.53 million at December 31, 2025. The decrease in cash during the six months period ended June 30, 2026 is mainly due to the Company’s operating loss which was offset by proceeds from issuance of shares and warrants. During September 2026, the Company received aggregate gross proceeds of approximately $4.0 million from warrant exercises and a warrant inducement.

The Company’s consolidated financial results for the six months period ended June 30, 2026 are presented in accordance with US GAAP Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2026	2025
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,985	$5,528
Short term deposits	4,052	3,011
Prepaid expenses and other current assets	960	900
Short-term investment	6	1

Total current assets	8,003	9,440

NON-CURRENT ASSETS:

Operating lease right of use assets	47	69
Property, plant and equipment, net	5	5

Total non-current assets	52	74

Total assets	$8,055	$9,514

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2026	2025
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$681	$1,161
Current maturity of operating lease liability	48	56
Deferred revenues	405	405
Other accounts payable	1,091	1,109

Total current liabilities	2,225	2,731

NON-CURRENT LIABILITIES:

Long - term operating lease liability	1	15
Deferred revenues	974	1,176

Total long-term liabilities	975	1,191

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of no-par value - Authorized: 30,000,000 and 14,000,000 shares at June 30, 2026 and December 31, 2025, respectively; Issued and outstanding: 4,285,093 and 2,618,425 shares as of June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	184,518	180,654
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(180,790)	(176,189)

Total shareholders’ equity	4,855	5,592

Total liabilities and shareholders’ equity	$8,055	$9,514

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2026	2025
	Unaudited

Revenues	$202	$202

Research and development expenses	(3,456)	(3,034)
General and administrative expenses	(1,426)	(2,066)

Operating loss	(4,680)	(4,898)

Financial income, net	79	22

Operating loss	(4,601)	(4,876)

Basic and diluted net loss per share	(1.24)	(4.29)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	3,711,018	1,137,303

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and is expected to commence a pivotal Phase III. Can-Fite’s cancer and liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of steatotic liver disease (SLD), a Phase III pivotal trial for hepatocellular carcinoma (HCC), and the Company is planning a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the security situation in Israel; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114